SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       Pointe Communications, Corporation
                                (Name of Issuer)

                        Common Stock, par value $0.00001
                         (Title of Class of Securities)

                                    730749108
                                 (CUSIP Number)

                               Edward G. Grinacoff
                        Sandler Capital Management, Inc.
     767 Fifth Avenue, 45th Floor, New York, New York, 10153; (212) 754-8100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 1999
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                                 SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 2 of 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Sandler Capital Partners IV, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       11,401,071
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        11,401,071
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  11,401,071
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  10.88%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  LP
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 3 of 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          Sandler Capital Partners IV FTE, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       4,670,357
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        4,670,357
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  4,670,357
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  4.46%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  LP
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 4 of 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Sandler Investment Partners, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       16,071,428
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        16,071,428
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  16,071,428
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  15.34%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  LP
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 5 of 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Sandler Capital Management
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       16,071,428
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        16,071,428
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  16,071,428
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  15.34%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  LP
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 872241 10 4                                             Page 6 of 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  MJDM Corp.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                  AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                       16,071,428
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                        -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                        16,071,428
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  16,071,428
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
                                                  Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  15.34%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                  CO
--------------------------------------------------------------------------------

     The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.           Security and Issuer.


     This Report on Schedule 13D relates to the acquisition of 5,000 shares of Series A Convertible Senior Preferred Stock and 5,357,143 Common Stock Warrants for a direct or indirect ownership of an aggregate of 16,071,428 shares of Common Stock of Pointe Communications Corporation, a Delaware corporation (the "Company"), pursuant to a Securities Purchase Agreement , dated as of May 13, 1999, and a Warrant Purchase Agreement dated as of May 13, 1999, as attached hereto as Exhibit 10.1 and 10.2, entered into between Sandler Capital Partners IV, L.P. Sandler Capital Partners IV FTE, L.P. and the Company.

     (a)  Common Stock (CUSIP No. 730749108)

     (b)  Pointe Communications Corporation
          2839 Paces Ferry Road, Suite 500
          Atlanta, Georgia 30339



Item 2.           Identity and Background.

     The reporting persons include, Sandler Capital Partners IV, L.P., a Delaware limited partnership ("SCP IV"), Sandler Capital Partners IV FTE, L.P., a Delaware limited partnership ("SCP IV FTE," and with SCP IV, the "SCP Funds"), Sandler Investment Partners, L.P., a Delaware limited partnership ("SIP"), Sandler Capital Management, a New York general partnership ("SCM") and MJDM Corp. a New York general partnership (collectively the "Sandler Partnerships").

     MJDM Corp is the general partner for SCM, which is the general partner for SIP which is the general partner for both SCP Funds.

     The principal office and business address of the Sandler Partnerships is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

     During the last five years, to the best knowledge of the persons filing this report, none of the Sandler Partnerships, any of their respective partners or executive officers have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this report none of the Sandler partnerships, any of their respective partners or executive officers, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     The source of funds for the acquisition of the securities was the general working capital of the SCP Funds.

Item 4.           Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


Item 5.           Interest in Securities of Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 65,056,267 shares of Common Stock outstanding, as reported by the Company to the reporting persons as of May 13, 1999, the 10,714 285 shares of Common Stock issuable on conversion of the 5000 shares of Class A Convertible Senior Preferred Stock and the 5,357,143 shares of common stock issuable upon the exercising of the common stock warrants) of shares of Common Stock, as converted, owned beneficially by each reporting person named in Item 2, as of May 13, 1999:


                     Number of Shares of Common      Percentage of Shares of
Reporting Person     Stock Beneficially Owner    Common Stock Beneficially Owned

    SCP IV               11,401,071                          10.88%
    SCP IV FTE            4,670,357                           4.46%
    SIP                  16,071,428                          15.34%
    SCM                  16,071,428                          15.34%
    MJDM                 16,071,428                          15.34%


     (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 16,071,428 (ii) with respect to which there is shared voting power is 0, (iii) with respect to which there is dispositive power is 16,071,428, and with respect to which there is shared dispositive power is 0.

     (c) Except as described in Item 4, none of the Sandler Partnerships have engaged in any transaction in the Common Stock that was effected during the past 60 days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Sandler Partnerships.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in Items 2, 4, and 5 is hereby incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

Exhibit No.    Title of Exhibit

10.1 Securities Purchase Agreement dated as of May 13, 1999 (incorporated by reference to exhibit 10.20 of the company's current report on Form 10-Q dated May 17, 1999 (the "10-Q")).

10.2 Warrant Agreement dated as of May 13, 1999 (incorporated by reference to exhibit 10.22 of the 10-Q).

99.1           Executive Officers and Director of MJDM Corp.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SANDLER CAPITAL PARTNERS IV, L.P.

                                   By:  Sandler Investment Partners, L.P.
                                        General Partner

                                        By:  Sandler Capital Management,
                                             General Partner

                                             MJDM Corp., a General Partner

                                             By:  /s/ Edward G. Grinacoff
                                                  ------------------------
                                                  Edward G. Grinacoff
                                                  President



                              SANDLER CAPITAL PARTNERS IV, FTE, L.P.

                                   By:  Sandler Investment Partners, L.P.
                                        General Partner

                                        By:  Sandler Capital Management,
                                             General Partner

                                             MJDM Corp., a General Partner

                                             By: /s/ Edward G. Grinacoff
                                                 ------------------------
                                                 Edward G. Grinacoff
                                                 President

                              SANDLER Investment Partners, L.P.

                                   By:  Sandler Capital Management,
                                        General Partner

                                        By:  MJDM Corp., a General Partner

                                             By: /s/ Edward G. Grinacoff
                                                 ------------------------
                                                 Edward G. Grinacoff
                                                 President



                              SANDLER CAPITAL MANAGEMNET

                                   By:  MJDM Corp., a General Partner

                                        By:  /s/ Edward G. Grinacoff
                                             ------------------------
                                             Edward G. Grinacoff
                                             President


                              MJDM CORP.

                                   By:  /s/ Edward G. Grinacoff
                                        ------------------------
                                        Edward G. Grinacoff
                                        President